UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 28, 2009, CIBT Education Group Inc. (“CIBT”) issued a press release disclosing that its hotel and tourism training division in China has signed cooperative joint program agreements with four additional partners in China since the company’s recent news release on January 15th 2009.  The new joint program partners include a university in Fujian province, two hotel chains in Beijing and Shandong province, and an education consulting company in Guiyang province, China.  The agreements range in scope from providing professional certification in the American Hotel Lodging Association programs, delivery of hotel management programs, flight attendant programs, and Hospitality English training programs, to senior management training seminars.

A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	Press Release dated January 28, 2009 – CIBT Adds 4 New Partners to Hotel and Tourism Division in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: January 30, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer